UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*
Netshoes (Cayman) Ltd.
 (Name of Issuer)
Common Shares, nominal value US$0.0033 per common share
(Title of Class of Securities)

G6455X107
(CUSIP Number)
December 31, 2017
 (Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[     ] Rule 13d-1(b)
[      ] Rule 13d-1(c)
[  X  ] Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes.)

Continued on following pages
Page 1 of 10 Pages
Exhibit Index: Page 9

SCHEDULE 13G
CUSIP No. G6455X107	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS
GIC PRIVATE LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
55,997

	6	SHARED VOTING POWER
2,530,688

	7	SOLE DISPOSITIVE POWER
55,997

	8	SHARED DISPOSITIVE POWER
2,530,688

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,586,685

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.34% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Based on 31,025,936 Shares outstanding as of April 18, 2017, according to the Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on May 15, 2017.

SCHEDULE 13G
CUSIP No. G6455X107	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS
GIC Special Investments Pte. Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,506,526

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,506,526

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,506,526

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.08% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Based on 31,025,936 Shares outstanding as of April 18, 2017, according to the Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on May 15, 2017.

SCHEDULE 13G
CUSIP No. G6455X107	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS
Archy LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,506,526

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,506,526

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,506,526

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.08% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Based on 31,025,936 Shares outstanding as of April 18, 2017, according to the Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on May 15, 2017.

SCHEDULE 13G
Page 5 of 10 Pages

Item 1(a).	Name of Issuer:
Netshoes (Cayman) Ltd. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Rua Vergueiro 961, Liberdade
01504-001 Sao Paulo, Sao Paulo, Brazil

Item 2(a).	Name of Person Filing

GIC Private Limited
GIC Special Investments Pte. Ltd.
Archy LLC

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit A and is incorporated herein by reference. Pursuant to the Joint Filing Agreement, the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. The execution and filing of the Joint Filing Agreement shall not be construed as an admission that the Reporting Persons are a group or have agreed to act as a group.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of GIC Private Limited and GIC Special Investments Pte. Ltd. is as follows:

168 Robinson Road
#37-01 Capital Tower
Singapore
068912
 Republic of Singapore

The address of Archy LLC is as follows:

One Bush Street, Suite 1100,
San Francisco, CA 94104, USA

Item 2(c).	Citizenship:

GIC Private Limited – Singapore
GIC Special Investments Pte. Ltd. – Singapore
Archy LLC – Delaware

Item 2(d).	Title of Class of Securities:
Common Shares, nominal value US$0.0033 per common share (the “Shares”)

Item 2(e).	CUSIP Number:
G6455X107

SCHEDULE 13G
Page 6 of 10 Pages

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership:

(a - c)  The aggregate number of securities and percentage of the class of securities of the Issuer beneficially owned by each Reporting Person named in Item 2(a), as well as the number of securities as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, shared power to dispose or direct the disposition, is set forth in the following tables:

Reporting Person	Amount Beneficially Owned (1)		Percent of Class (2)
GIC Private Limited	2,586,685		8.34%
GIC Special Investments Pte. Ltd.	2,506,526		8.08%
Archy LLC	2,506,526		8.08%

Reporting Person	Voting Power		Dispositive Power
	Sole (1)	Shared (1)	Sole (1)	Shared (1)
GIC Private Limited	55,997	2,530,668	55,997	2,530,668
GIC Special Investments Pte. Ltd.	0	2,506,526	0	2,506,526
Archy LLC	0	2,506,526	0	2,506,526

(1) Archy LLC shares the power to vote and the power to dispose of 2,506,526 Shares held directly by it with GIC Special Investments Pte. Ltd. and GIC Private Limited, both of which are private limited companies incorporated in Singapore.  GIC Special Investments Pte. Ltd. is wholly owned by GIC Private Limited and is the private equity investment arm of GIC Private Limited.  GIC Private Limited is a fund manager and only has 2 clients – the Government of Singapore ("GoS") and the Monetary Authority of Singapore ("MAS"). Under the investment management agreement with GoS, GIC Private Limited has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any shares managed on behalf of GoS.  As such, GIC Private Limited has the sole power to vote and the sole power to dispose of 55,997 Shares beneficially owned by it.  GIC Private Limited shares the power to vote and the power to dispose of 24,162 Shares beneficially owned by it with MAS.  The Reporting Persons disclaim membership in a group.

(2) Based on 31,025,936 Shares outstanding as of April 18, 2017, according to the Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on May 15, 2017.
Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

SCHEDULE 13G
Page 7 of 10 Pages

Item 10.	Certification:

Not applicable.

SCHEDULE 13G
Page 8 of 10 Pages

 SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of February 9, 2018.

GIC PRIVATE LIMITED

By:	/s/ Jimmy Teo Poh Leong
Name:	Jimmy Teo Poh Leong
Title:	Senior Vice President

By:	/s/ Celine Loh Sze Ling
Name:	Celine Loh Sze Ling
Title:	Senior Vice President

GIC SPECIAL INVESTMENTS PTE. LTD.

By:	/s/ Chan Hoe Yin
Name:	Chan Hoe Yin
Title:	Director

ARCHY LLC

By:	/s/ Kevin Looi
Name:	Kevin Looi
Title:	Director

SCHEDULE 13G
Page 9 of 10 Pages

 Exhibit Index

Exhibit A	Joint Filing Agreement, dated February 9, 2018, entered into by GIC Private Limited, GIC Special Investments Pte. Ltd. and Archy LLC.

SCHEDULE 13G
Page 10 of 10 Pages

Exhibit A
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each of the undersigned hereby agrees that (i) a statement on Schedule 13G with respect to the Common Shares of Netshoes (Cayman) Ltd. (including amendments thereto) filed herewith shall be filed on behalf of each of the undersigned, and (ii) this Joint Filing Agreement shall be included as an exhibit to such joint filing, provided that, as provided by Rule 13d-1(k)(1)(ii) under the Exchange Act, no person shall be responsible for the completeness and accuracy of the information concerning the other person making the filing unless such person knows or has reason to believe such information is inaccurate.

This Joint Filing Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby executes this Agreement as of this 9th day of February 2018.

GIC PRIVATE LIMITED

By:	/s/ Jimmy Teo Poh Leong
Name:	Jimmy Teo Poh Leong
Title:	Senior Vice President

By:	/s/ Celine Loh Sze Ling
Name:	Celine Loh Sze Ling
Title:	Senior Vice President

GIC SPECIAL INVESTMENTS PTE. LTD.

By:	/s/ Chan Hoe Yin
Name:	Chan Hoe Yin
Title:	Director

ARCHY LLC

By:	/s/ Kevin Looi
Name:	Kevin Looi
Title:	Director